UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

The Estée Lauder Companies Inc.

(Name of Issuer)

Class A Common Stock,

par value $.01 per share

(Title of Class of Securities)

518439 10 4

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard D. Parsons
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,731,966

	6.	Shared Voting Power 220,000

	7.	Sole Dispositive Power 19,731,966

	8.	Shared Dispositive Power 220,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,951,966 ** SEE ITEM 4

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.2% ** SEE ITEM 4

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The Estée Lauder Companies Inc. (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices 767 Fifth Avenue, New York, New York 10153.

Item 2.
(a) - (c)

This report is being filed by Richard D. Parsons with a business address of One Time Warner Center, New York, New York 10019  (the “Reporting Person”).  The Reporting Person is a citizen of the United States of America.

	(d) - (e)	This report covers the Issuer’s Class A Common Stock, par value $.01 per share (the “Class A Common Stock”). The CUSIP number of the Class A Common Stock is 518439 10 4.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

At December 31, 2004, the Reporting Person beneficially owned 19,951,966 shares of Class A Common Stock as follows: (i) 2,221 shares of Class A Common Stock held directly by the Reporting Person, (ii) 28,725 shares of Class A Common Stock pursuant to options that were exercisable on December 31, 2004 (and the Reporting Person has no other options to acquire any common stock of the Issuer that will become exercisable within 60 days following December 31, 2004), (iii) 3,000,000 shares of Class A Common Stock and 7,506,497 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”), held indirectly as the sole trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Estée Lauder and Joseph H. Lauder, as Grantors (the “Accumulation Trust”); (iv) 4,932,545 shares of Class B Stock as the sole trustee of Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor (the “ALZ 2000 Trust”); (v) 4,261,978 shares of Class B Common Stock held indirectly as the sole trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Ronald S. Lauder, as Grantor (the “Distribution Trust”); and (vi) 220,000 shares of Class B Common Stock held indirectly as the co-trustee  of the Aerin Lauder Zinterhofer 2004 GRAT. The Reporting Person disclaims beneficial ownership of all such shares, except the ones he holds directly or pursuant to options that were exercisable on December 31, 2004 (and the Reporting Person has no other options to acquire any common stock of the Issuer that will become exercisable within 60 days following December 31, 2004).  At December 31, 2004, 2,000,000 shares of Class A Common Stock held indirectly as the sole trustee of the Accumulation Trust are loaned to

Ronald S. Lauder pursuant to a demand loan.
(b)

Percent of class:

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 19,951,966 shares of Class A Common Stock, which would constitute 13.2% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 3,030,946 shares of Class A Common Stock and the 16,921,020 shares of Class B Common Stock for which the Reporting Person has voting power constitute 16.5% of the aggregate voting power of the Issuer.

(c)

Number of shares as to which the person has:

The Reporting Person has sole voting and dispositive power with respect to (i) the 2,221 shares of Class A Common Stock he holds directly and the 28,725 shares of Class A Common Stock that the Reporting Person has the right to acquire pursuant to options that are exercisable within 60 days following December 31, 2004, (ii) the 3,000,000 shares of Class A Common Stock and the 7,506,497 shares of Class B Common Stock held indirectly as the sole trustee of the Accumulation Trust, (iii) the 4,932,545 shares of Class B Common Stock held indirectly as the sole trustee of the ALZ 2000 Trust and (iv) the 4,261,978 shares of Class B Common Stock held indirectly as the sole trustee of the Distribution Trust.  The Reporting Person shares dispositive power with respect to 220,000 shares of Class B Common Stock owned by the Aerin Lauder Zinterhofer 2004 GRAT.

	(i)	Sole power to vote or to direct the vote
	(ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition of
	(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Aerin Lauder and Jane Lauder, as beneficiaries of the Accumulation Trust and the Distribution Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (i) the 3,000,000 shares of Class A Common Stock and the 7,506,497 shares of Class B Common Stock owned by the Accumulation Trust and (ii) the 4,261,978 shares of Class B Common Stock owned by the Distribution Trust.  Aerin Lauder, as beneficiary of the ALZ 2000 Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,932,545 shares of Class B Common Stock owned by the ALZ 2000 Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Person, in his capacity as trustee of various trusts, is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto.  The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer.  The Reporting Person is the designee of Ronald S. Lauder.  The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock.  Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005
Date
/s/ Richard D. Parsons
Signature
Richard D. Parsons
Name/Title

EXHIBIT INDEX

Exhibit A	—	List of Parties to the Stockholders’ Agreement

EXHIBIT A

List of Parties to the Stockholders’ Agreement

Leonard A. Lauder, (a) individually and (b) as Trustee of The Estée Lauder 2002 Trust

Ronald S. Lauder, (a) individually, (b) as Trustee of The Descendents of Ronald S. Lauder 1966 Trust and (c) as Trustee of The Estée Lauder 2002 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder and (f) as Trustee of the Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary M. Lauder, Settlor

LAL Family Partners L.P.

Joel S. Ehrenkranz, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estée Lauder and Joseph H. Lauder, as Grantors, (b) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Ronald S. Lauder, as Grantor, (c) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor and (d) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT

Ira T. Wender, as Trustee of The Estée Lauder 2002 Trust

The Estée Lauder Companies Inc.

The Ronald S. Lauder Foundation

The Rockefeller Trust Company (Delaware) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT